

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2025

Jennifer Ernst
Chief Executive Officer
Tivic Health Systems, Inc.
47685 Lakeview Blvd.
Fremont, California 94538

     Re: Tivic Health Systems, Inc.
          Draft Registration Statement on Form S-1
          Submitted May 2, 2025
          CIK No. 0001787740

Dear Jennifer Ernst:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services

cc: Christopher L. Tinen, Esq.